UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

October 28, 2022

Ra Medical Systems, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38677	38-3661826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2070 Las Palmas Drive

Carlsbad, California 92011

(Address of principal executive offices, including zip code)

(760) 804-1648

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	RMED	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02. Termination of a Material Definitive Agreement.

Effective as of October 28, 2022, Ra Medical Systems, Inc. (the “Company”) entered into a lease termination agreement with Anaya Holdings LLC (the “Landlord”) (the “Lease Termination Agreement”) dated October 24, 2022, pursuant to which it terminated its lease agreement relating to the premises located at 2070 Las Palmas Drive, Carlsbad, CA 92011 (the “Lease Agreement”).  A brief description of the terms of the Lease Agreement are set forth in, and a copy of the Lease Agreement is attached as Exhibit 10.1 to, the Company’s Registration Statement on Form S-1 filed with the SEC on July 16, 2018. The Company terminated the Lease Agreement in connection with its previously disclosed strategic review, in order to minimize cash burn, and in anticipation of its pending merger with Catheter Precision, Inc. In connection with the termination of the Lease Agreement, the Company agreed to (i) release its right to the $36,017.14 security deposit previously delivered to the Landlord pursuant to the Lease Agreement and (ii) pay a $300,000 termination fee to the Landlord.

The foregoing description of the Lease Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Lease Termination Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information and Where to Find It

On September 12, 2022, Ra Medical announced entering into an Agreement and Plan of Merger (the “Merger Agreement”) with privately held Catheter Precision, Inc. (“Catheter”), a medical device and technology company focused in the field of cardiac electrophysiology. Under the terms of the Merger Agreement, Catheter will become a wholly owned subsidiary of Ra Medical in a stock-for-stock reverse merger transaction (the “Merger”). If completed, the Merger will result in a combined publicly traded company that will focus on the cardiac electrophysiology market, one of the most robust and growing areas of medical devices.

The Merger is currently expected to close before the end of 2022, subject to satisfying certain closing conditions, including the receipt of shareholder approval by both companies. The descriptions of the Merger, the proposals to be voted on in connection with the Merger at the Ra Medical Special Meeting of Stockholders, Catheter and the other transactions and matters contemplated thereby that are referenced herein do not purport to be complete and are qualified in their entirety by reference to the Company’s Reports filed with the Securities and Exchange Commission (“SEC”), including the Current Reports on Form 8-K filed on September 12, 2022 and September 2, 2022, the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2022 and any prior or subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available on the SEC website, as well as the Company’s preliminary proxy statement relating to the Merger with Catheter Precision that was filed with the SEC on September 23, 2022, as further described below.

This communication relates to the proposed Merger involving Catheter and the Company and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed Merger between Catheter and the Company, on September 23, 2022, the Company filed a preliminary proxy statement with the SEC and intends to file a definitive proxy statement (the “Definitive Proxy”) to call, give notice of and hold a meeting of its stockholders to vote to approve, among other matters, (a) the Merger, and (b) the issuance of the shares of the Ra Medical Common Stock to be issued pursuant to the terms of the Merger Agreement. This communication is not a substitute for the Definitive Proxy or any other documents that the Company may file with the SEC or send to the Company’s stockholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THESE DOCUMENTS (WHEN THEY ARE AVAILABLE) AND OTHER RELATED DOCUMENTS FILED WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV, ON RA MEDICAL’S INVESTOR RELATIONS WEB PAGE AT HTTPS://IR.RAMED.COM/.

Catheter Precision also intends to furnish an information statement and consent solicitation to its stockholders in connection with the proposed Merger as part of the PPM/Joint Information Statement (as defined below). The only matters that the Company is seeking approval for at the Special Meeting of Stockholders are the matters that are set forth in the Definitive Proxy.

The Definitive Proxy and PPM/Joint Information Statement contain or will contain important information about Catheter Precision, the proposed Merger and related matters.  In addition, on September 12, 2022, the Company  filed a Current Report on Form 8-K that included certain audited financial statements of Catheter Precision for the two-year period ended December 31, 2021 (the “Catheter Audited Financial Statements”), the unaudited financial statements of Catheter Precision for the periods ended June 30, 2022 and June 30, 2021 (the “Catheter Precision Unaudited Financial Statements and together with the Catheter Precision Audited Financial Statements, the “Catheter Precision Financial Statements”), and the unaudited pro forma combined financial information of the combined company as of June 30, 2022 and for the year ended December 31, 2021 and the six months ended June 30, 2022 (the “Pro Forma Financial Information,” and collectively with the Catheter Precision Financial Statements, the “Financial Information”).

Ra Medical intends to mail the Definitive Proxy to Ra Medical stockholders, and Catheter Precision intends to electronically disseminate the PPM/Joint Information Statement. INVESTORS AND SECURITYHOLDERS OF RA MEDICAL AND CATHETER PRECISION ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RA MEDICAL, CATHETER PRECISION AND THE PROPOSED MERGER. THIS COMMUNICATION IS NOT A SUBSTITUTE FOR THE PPM/JOINT INFORMATION STATEMENT, THE DEFINITIVE PROXY, THE CURRENT REPORTS ON FORM 8-K, INCLUDING THE CURRENT REPORT ON FORM 8-K FILED ON SEPTEMBER 12, 2022, THE COMPANY’S QUARTERLY REPORT FOR THE PERIOD ENDED JUNE 30, 2022, OR ANY OTHER DOCUMENTS THAT RA MEDICAL AND/OR CATHETER PRECISION MAY FILE WITH THE SEC OR SEND TO THEIR RESPECTIVE SECURITYHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITYHOLDERS MAY OBTAIN FREE COPIES OF RA MEDICAL’S DOCUMENTS FILED WITH THE SEC, ONCE AVAILABLE, ON THE RA MEDICAL WEBSITE OR ON THE SEC’S WEBSITE.

The unaudited pro forma combined financial information does not purport to represent the actual results of operations that the Company and Catheter Precision would have achieved had the companies been combined during the periods presented in the unaudited pro forma combined financial statements and is not intended to project the future results of operations that the combined company may achieve after the Merger. The unaudited pro forma combined financial information does not reflect any potential cost savings that may be realized as a result of the Merger and also does not reflect any restructuring or integration-related costs to achieve those potential cost savings.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

The shares of Common Stock being issued in the Merger (the “Securities”) are being offered and sold in transactions exempt from registration under the Securities Act, in reliance on Section 4(a)(2) thereof. Catheter Precision and Ra Medical intend to distribute a Private Placement Memorandum/Joint Information Statement (the “PPM/Joint Information Statement”) to the stockholders of Catheter Precision, and Catheter Precision stockholders are encouraged to carefully read the PPM/Joint Information Statement, together with Ra Medical’s SEC filings, which will contain important information concerning the transaction.

The Securities have not been registered under the Securities Act and such Securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Participants in the Solicitation

Catheter, the Company, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 which was filed with the SEC on March 24, 2022, the Company’s definitive proxy statement for its annual meeting of stockholders filed on April 21, 2022, and in subsequent filings made by the Company with the SEC. OTHER INFORMATION REGARDING THE INTERESTS OF SUCH INDIVIDUALS, AS WELL AS INFORMATION REGARDING CATHETER’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE PROPOSED TRANSACTION, WILL BE SET FORTH IN THE DEFINITIVE PROXY AND OTHER RELEVANT MATERIALS TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE. YOU MAY OBTAIN FREE COPIES OF THESE DOCUMENTS AS DESCRIBED IN THE PRECEDING PARAGRAPH.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements which include, but are not limited to, statements regarding expected timing, completion and effects of the proposed Merger, future access to capital markets, and the plans and expectations of the combined company regarding Catheter’s products, including its plans, strategies, projected timelines and estimated markets, for and/or related to VIVO and the Amigo and vessel closure devices described above. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The Company’s expectations and beliefs regarding these matters may not materialize. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks and changes in circumstances, including but not limited to risks and uncertainties related to: the ability of the parties to consummate the proposed Merger, satisfaction of closing conditions precedent to the consummation of the proposed Merger, potential delays in consummating the Merger and the ability of the Company to timely and successfully achieve the anticipated benefits of the Merger, including the ability of the combined company to access the capital markets at such times and in such amounts, and on such terms, as needed to meet the Net Cash requirements of the Merger Agreement, execute its future business strategies and maintain its listing on the NYSE American or other national stock exchange, potential application of SEC and/or exchange “shell company” rules, and the ability of the combined company to successfully pursue its product lines in the manner and in the timeframe described here. The Merger Agreement contains certain closing conditions, including a minimum prevailing stock price for Ra Medical and Net Cash amount at closing, which do not constitute representations or covenants of either party, and are subject to waiver by the parties.  If Ra Medical’s stock price drops below certain levels, the amount of merger consideration, if any, received by Catheter stockholders will be adversely impacted. The parties have reserved the right to waive conditions to the closing of the Merger, including the stock price condition, and revise the Merger Agreement. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the caption “Risk Factors” and elsewhere in the Company’s most recent filings with the SEC, including the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, Exhibits 99.7 and 99.8 attached the Company’s Preliminary Proxy Statement filed on September 22, 2022, Current Report on Form 8-K filed on September 12, 2022, and any prior or subsequent reports on Form 10-K, Form 10-Q or Form 8-K filed with the SEC from time to time and available at www.sec.gov.  Important business and financial information about Catheter’s business and the related discussion and analysis of financial condition and results of operations of Catheter are described in “Catheter Precision Summary Business Description,” included as Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on September 12, 2022, and “Catheter Precision Management’s Discussion and Analysis,” included as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed on September 12, 2022.  This information should be read in conjunction with certain audited financial statements of Catheter for the two-year period ended December 31, 2021 (the “Catheter Precision Audited Financial Statements”), the unaudited financial statements of Catheter for the periods ended June 30, 2022 and June 30, 2021 (the “Catheter Precision Unaudited Financial Statements and together with the Catheter Precision Audited Financial Statements, the “Catheter Precision Financial Statements”), and the unaudited pro forma combined financial information of the combined company as of June 30, 2022 and for the year ended December 31, 2021 and the six months ended June 30, 2022 (the “Pro Forma Financial Information,” and collectively with the Catheter Financial Statements, the “Financial Information”), which were filed as Exhibit 99.4, Exhibit 99.5, and Exhibit 99.6 to the Company’s Current Report on Form 8-K filed on September 12, 2022, respectively. Risks and uncertainties related to the Merger, Catheter, and the projections and estimates described above that may cause actual results to differ materially from those expressed or implied in any forward-looking statement are described in “Risk Factors -- Risks Related to the Merger with Catheter Precision and – Risks Related to Our Evaluation of Strategic Alternatives for our Legacy Assets,” and “Risk Factors – Risks Related to the Business of Catheter Precision,” which were filed as Exhibit 99.7 and Exhibit 99.8 to the Company’s Current Report on Form 8-K filed on September 12, 2022, respectively. These documents can be accessed on the Company’s Investor Relations page at https://ir.ramed.com/ by clicking on the link titled “SEC Filings.” The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty, and ongoing volatility in the stock markets and the U.S. economy in general. The extent to which the COVID-19 pandemic impacts the Company’s and Catheter’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

The forward-looking statements included in this communication are made only as of the date hereof. The Company and Catheter assume no obligation and do not intend to update these forward-looking statements, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

10.1	Lease Termination Agreement, by and between Ra Medical Systems, Inc. and Anaya Holdings LLC, effective as of October 28, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RA MEDICAL SYSTEMS, INC.

Date: November 3, 2022	By:	/s/ Jonathan Will McGuire
Jonathan Will McGuire Chief Executive Officer (Principal Executive Officer)

Exhibit 10.1

LEASE TERMINATION AGREEMENT

This Lease Termination Agreement (“Agreement”) is entered into as of October 24, 2022 between Anaya Holdings LLC, a California limited liability company (successor-in-interest to the Lloyd Wells Gift Trust dated November 24, 1987) (“Lessor”) and RA Medical Systems, Inc., a Delaware corporation (successor-in-interest to RA Medical Systems, Inc., a California corporation) (“Lessee”).

WHEREAS, Lessee is a lessee of the premises located at 2070 Las Palmas Drive, Carlsbad, CA 92011 (“Premises”) pursuant to a lease agreement dated August 17, 2017 (“Lease”); and

WHEREAS, Lessor is the lessor of the Premises pursuant to the Lease; and

WHEREAS, the Lessor and Lessee desire to terminate the Lease and to each be released of its obligations under the Lease prior to the expiration of the term of the Lease; and

WHEREAS, Entos Pharmaceuticals, a new lessee of Lessor (“Prospective Lessee”), desires to lease and to occupy the Premises;

NOW, THEREFORE, Lessor agrees to terminate the Lease prior to its expiration date in consideration of the following terms and conditions:

1.Termination of Lease/Surrender of Premises. Subject to the complete performance of the conditions set forth in Section 4 of this Agreement, the Lease shall be deemed terminated and Lessee completely released of all of its obligations thereunder at midnight on October 31, 2022 (the “Termination Date”). On the Termination Date, (i) the Premises shall be turned over to Lessor in its current as-is condition, and (ii) Lessor shall have complete and unrestricted access to the Premises. Lessor expressly waives the provisions of California Civil Code Section 1542, which provides as follows:

2.Consideration. As consideration for Lessee vacating the Premises prior to the expiration of the Lease and in a timely and orderly manner and in full satisfaction of its payment obligations under the Lease, Lessee shall, not later than the Termination Date (i) be deemed to have released its rights to the Security Deposit in the amount of $36,017.14, and (ii) pay Lessor the additional amount of $300,000.

3.Expense Payments. Except as set forth in Section 2 above, Lessee shall not be liable to Lessor for any further operating expense payment or other payments for the balance of the term of their Lease.

4.Mutual Releases.

(a)Effective upon timely payment as provided in Section 5 below, Lessee and Lessor, on behalf of themselves, and all persons or entities claiming by, through or under them, and their respective heirs, successors and assigns, hereby fully, completely and finally waive, release, remise, acquit, and forever discharge and covenant not to sue the other Parties, with respect to any and all claims, demands, suits, manner of obligation, debt, liability, tort, covenant, contract, or causes of action of any kind whatsoever, at law or in equity, including without limitation, all claims and causes of action arising out of or in any way relating to the above-referred Lease and property. Lessee and Lessor warrant and represent that they have not assigned or otherwise transferred any claim or cause of action released by this Agreement.

(b)Lessee and Lessor acknowledge and agree that these releases are GENERAL RELEASES.  Lessee and Lessor expressly waive and assume the risk of any and all claims for damages which exist as of this date, but which they do not know or suspect to exist, whether through ignorance, oversight, error, negligence, or otherwise, and which, if known, would materially affect the decision to enter into this Agreement.  Lessee and Lessor expressly acknowledge that this waiver of claims includes any claims for any alleged fraud, deception, concealment, misrepresentation or any other misconduct of any kind in procuring this Agreement.  Lessee and Lessor specifically do not, however, waive or release any claim that may arise for breach of this Agreement.

5.Conditions Precedent. This Agreement is contingent upon, subject to and shall not be effective until Lessee has performed all of the following Conditions Precedent:

(a)All sums due to Lessor by Lessee under this Agreement as described in paragraph 2 above are paid in full;

(b)The Premises are surrendered by Lessee in its current as-is condition with all furniture, fixtures, and equipment currently in the Premises, including the clean rooms (collectively, the “FF&E”), remaining in the Premises.

As of the Termination Date, Lessee shall be deemed to have relinquished all ownership of the FF&E.

6.Entire Agreement. This Agreement supersedes any and all other agreements, whether oral or in writing, between the parties hereto, and contains all of the covenants and agreements between the parties. Each party to this Agreement acknowledges that no representation, inducements, promises, or agreements, oral or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding on either party. Any modification of this Agreement will be effective only if it is in writing and is signed by all parties. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which, taken together, shall constitute one and the same Agreement.  This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

7.Effect of Waiver. The failure of either party to insist on strict compliance with any of the terms, covenants, or conditions of this Agreement by the other party shall not be deemed a waiver of that term, covenant, or condition, and no waiver or relinquishment of any right or power at any one time or times shall be deemed a waiver or relinquishment of the right or power for all or any other time.

8.Partial Invalidity. If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or enforceable, the remaining provisions shall nonetheless continue in full force without being impaired or invalidated in any way.

9.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

10.Attorney’s Fees and Costs. If any legal action is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled.

11.Authority and Consent.  Lessee and Lessor each represent and warrant to the other that each person executing this Agreement on behalf of each party is duly authorized to execute and deliver this Agreement on behalf of that party.  Lessor represents and warrants that it has obtained the consent to this Agreement from any Lender.

[Signature Pages Follow]

AGREED AND ACCEPTED:

LESSOR:	LESSEE:

ANAYA HOLDINGS LLC, A CALIFORNIA LIMITED LIABILITY COMPANY	RA MEDICAL SYSTEMS, INC., A DELAWARE CORPORATION

By: /s/ Ali Nayab	By: /s/ Will McGuire

Name Printed: Ali Nayab	Name Printed: Will McGuire

Title: Managing Member	Title: CEO

Date: 10/28/2022	Date: October 26, 2022